FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the month of September 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

The press release dated September 18, 2003, regarding the registrant’s proposed placement of a €110 million bond, is attached to this report as Appendix A. Such press release constitutes a notice by the registrant pursuant to Rule 135c under the Securities Act of 1933 and is furnished to the Commission pursuant to Rule 135c(d).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: September 24, 2003	By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Office

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APPENDIX A

[IFCO SYSTEMS LOGO]

Nr. of pages: 1

Press Release

FOR IMMEDIATE RELEASE

Date: 18.09.2003

Frankfurt: IFE1

IFCO Systems N.V. plans placement of 110 million Euro bond

Amsterdam, September 18th, 2003—IFCO Systems N.V. announced today that its board of Directors has passed a resolution for the placement of a 110 million Euro bond with a maturity in 2010. IFCO Systems intends to list the planned bond on the Luxembourg Stock Exchange.

The proceeds of the planned issue will be used to refinance IFCO’s existing senior credit facility as well as provide the company with additional cash resources.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

IFCO Systems N.V.

Press department

Tel: +49 89 74491 223

Fax: +49 89 744767223

E-Mail:

ir@ifcosystems.de

www.ifcosystems.de

Zugspitzstr. 7

82049 Munich—Pullach

Germany